CoinShares Valkyrie Bitcoin Fund 8K

Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST
OF
VALKYRIE BITCOIN FUND

THIS Certificate of Amendment of Valkyrie Bitcoin Fund (the “Trust”) is being duly executed and filed to amend the certificate of trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”) pursuant to § 3810(b) of the Act.

1.	Name. The name of the statutory trust amended hereby is Valkyrie Bitcoin Fund.
2.	Amendment to Certificate of Trust. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to COINSHARES VALKYRIE BITCOIN FUND.
3.	Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a)(2) .

CSC DELAWARE TRUST COMPANY, not in its individual
capacity but solely as Trustee of the Trust

By:	/s/ Gregory Daniels
Name:	Gregory Daniels
Title:	Vice President